October 12, 2012

VIA EDGAR

Reid Hooper

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:  Avra Inc.

Amendment 2 to Registration Statement on Form S-l

Filed October 4, 2012

File No. 333-182130

Dear Mr. Hooper:

We hereby submit the responses of Avra Inc. (the “Company”) to a verbal comment of the staff of the Division of Corporation Finance (the “Staff”), dated October 11, 2012, to David Bailey of the Company in regard to the above-referenced Amendment 1to Registration Statement on Form S-1 filed on October 4, 2012 (“Form S-1”).

For convenience of reference, the Staff comment is reprinted below in italics, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 3 to the Form S-1 (“Form S-1 Amendment No. 3”), filed with the Securities and Exchange Commission on October 12, 2012.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

General

1.       Please revise your disclosure throughout your prospectus to state that the offering price of the shares being sold is fixed for the duration of the offering.

Response: We have revised our disclosures on pages 18, 20, and 21 to state that the offering price of the shares being sold is fixed for the duration of the offering.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ DAVID BAILEY
David Bailey
President and Chief Executive Officer